                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended December 31, 2001

[-] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from __________ to __________

                         Commission file number 0-24277

               Full title of the plan and the address of the plan:

                 Clarus Corporation Employee Stock Purchase Plan
            Global Employee Stock Purchase Plan of Clarus Corporation
                             3970 Johns Creek Court
                                    Suite 100
                             Suwanee, Georgia 30024

 Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                               Clarus Corporation
                             3970 Johns Creek Court
                                    Suite 100
                             Suwanee, Georgia 30024

                                TABLE OF CONTENTS

                                                                                         PAGE

Clarus Corporation Employee Stock Purchase Plan:

   Independent Auditors' Report                                                            3

   Statements of Net Assets Available for Plan Benefits - December 31, 2001 and 2000       4

   Statements of Changes in Net Assets Available for Plan Benefits for the
        year ended December 31, 2001 and the period from
        June 13, 2000 (inception) to December 31, 2000                                     5

   Notes to Financial Statements                                                           6

Global Employee Stock Purchase Plan of Clarus Corporation

   Independent Auditors' Report                                                            8

   Statements of Net Assets Available for Plan Benefits - December 31, 2001 and 2000       9

   Statements of Changes in Net Assets Available for Plan Benefits for the
        year ended December 31, 2001 and the period from
        July 1, 2000 (inception) to December 31, 2000                                     10

   Notes to Financial Statements                                                          11

Signatures                                                                                13

Exhibit Index                                                                             14

                          Independent Auditors' Report

The Compensation Committee of the Board of Directors of
Clarus Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Clarus Corporation Employee Stock Purchase Plan (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2001 and the period from June 13, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Clarus Corporation Employee Stock Purchase Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the year ended December 31, 2001 and for the period from June 13, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                  /s/ KPMG LLP

Atlanta, Georgia
March 1, 2002

                               Clarus Corporation
                          Employee Stock Purchase Plan
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000

                                                                         2001      2000
                                                                         ----      ----
ASSETS:
   Participants' payroll deductions receivable from Clarus Corporation
(note 1)                                                                 $38,398   $258,802

LIABILITIES:
   Withdrawals payable to participants (note 1)                            8,345    155,095
                                                                         -------   --------

                     Net assets available for plan benefits              $30,053   $103,707
                                                                         =======   =========

See accompanying notes to financial statements.

                               Clarus Corporation
                          Employee Stock Purchase Plan
         Statements of Changes in Net Assets Available for Plan Benefits
            For the year ended December 31, 2001 and the period from
                 June 13, 2000 (inception) to December 31, 2000

                                                     2001      2000
                                                     ----      ----

Participants' contribution, net                      $185,812  $103,707

Contributions used for stock purchases               (259,466)        -
                                                     --------- --------

Net change in net assets available for plan
benefits                                              (73,654)  103,707

Net assets available for plan benefits, beginning
of period                                             103,707         -
                                                     --------- --------
Net assets available for plan benefits, end of
period                                               $ 30,053  $103,707
                                                     ========= ========

See accompanying notes to financial statements.

                               Clarus Corporation
                          Employee Stock Purchase Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. Description of the Plan

The following description of the Clarus Corporation Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan documents for more complete information.

The purpose of the Plan is to encourage and assist employees of Clarus Corporation and its subsidiaries (the "Company"), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock at a discount. Generally, eligible employees, as defined in the Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company's common stock at 85 percent of the market price. There were 17 participants in the Plan at December 31, 2001 and 69 participants in the Plan in December 31, 2000. Effective January 1, 2001 the plan was amended and the $12,500 purchase period limitation is no longer a provision of the Plan. Each eligible employee who elects to participate in the Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six month period or 85% of the price at the end of the six month period.

The Plan allows a participant to withdraw all but not less than all payroll deductions and shares credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Plan. All employee payroll deductions withheld by the Company under the Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Plan was adopted by the Company in June 2000. A maximum of 750,000 shares of common stock may be purchased under the Plan. As of December 31, 2000, no shares had been purchased under the plan. In January 2001, 17,486 shares were purchased for the period from June 13, 2000 (inception) to the year ended December 31, 2000. In July 2001, 30,214 shares were purchased for the period ending June 30, 2001. During 2002, $30,006 was used to purchase 5,740 shares of common stock and $8,345 was refunded to Participants. The amount refunded was the amount due to each Participant who made contributions during 2001 and subsequently withdrew from the plan. The remaining $47 of Participants' contributions was carried forward to be used to purchase shares during 2002.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                               Clarus Corporation
                          Employee Stock Purchase Plan
                          Notes to Financial Statements
                           December 31, 2001 and 2000

4. Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of the Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.

5. Federal Income Tax

The Plan is intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant's right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

                          Independent Auditors' Report

The Compensation Committee of the Board of Directors of
Clarus Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation (the "Global Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2001 and for the period from July 1, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Global Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Global Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the year ended December 31, 2001 and for the period from July 1, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                  /s/ KPMG LLP

Atlanta, Georgia
March 1, 2002

            Global Employee Stock Purchase Plan of Clarus Corporation
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000

                                                                             2001              2000
                                                                             ----              ----
ASSETS:
 Participants' payroll deductions receivable from Clarus
Corporation (note 1)                                                        $ 28,410          $ 4,164

LIABILITIES:
 Withdrawals payable to participants (note 1)                                  9,806              144
                                                                            --------          -------

                 Net assets available for plan benefits                     $ 18,604          $ 4,020
                                                                            ========          =======

See accompanying notes to financial statements.

            Global Employee Stock Purchase Plan of Clarus Corporation
         Statements of Changes in Net Assets Available for Plan Benefits
            For the year ended December 31, 2001 and the period from
                  July 1, 2000 (inception) to December 31, 2000

                                                                       2001                2000
                                                                       ----                ----
Participants' contributions, net                                     $ 54,930             $ 38,744


Contributions used for stock purchases                                (40,346)             (34,724)
                                                                     --------             --------

Net change in net assets available for plan benefits                   14,584                4,020

Net asset available for plan benefits, beginning of
period                                                                  4,020                    -
                                                                     --------             ---------
Net assets available for plan benefits, end of period                $ 18,604             $   4,020
                                                                     ========             =========

See accompanying notes to financial statements.

            Global Employee Stock Purchase Plan of Clarus Corporation
                          Notes to Financial Statements
                           December 31, 2001 and 2000

1. Description of the Plan

The following description of the Global Employee Stock Purchase Plan of Clarus Corporation (the "Global Plan") provides general information only. Participants should refer to the Global Plan documents for more complete information.

The purpose of the Global Plan is to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Clarus Corporation and its subsidiaries (the "Company") common stock at a discount. Generally, eligible employees, as defined in the Global Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company's common stock at 85 percent of the market price. There were 7 participants in the Plan at December 31, 2001 and 20 participants in the Plan at December 31, 2000. Effective January 1, 2001, the plan was amended and the $12,500 purchase period limitation is no longer a provision of the Plan. Each eligible employee who elects to participate in the Global Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six month period or 85% of the price at the end of the six month period.

The Plan allows a participant to withdraw all but not less than all payroll deductions and shares credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Global Plan. All employee payroll deductions withheld by the Company under the Global Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Global Plan was adopted by the Company in July 2000. A maximum of 250,000 shares of common stock may be purchased under the Global Plan. For the period from July 1, 2000 through December 31, 2000, 3,883 shares of common stock were purchased under the Global Plan. In January 2001, 674 additional shares were purchased for the period ended December 31, 2000. In July 2001, 7,046 shares were purchased for the period ending June 30, 2001 under the Global plan. During 2002, $18,584 was used to purchase 3,555 shares of common stock and $9,806 was refunded to Participants. The amount refunded was the amount due to each Participant who made contributions during 2001 and subsequently withdrew from the plan. The remaining $20 of Participants' contributions was carried forward to be used to purchase shares during 2002.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

            Global Employee Stock Purchase Plan of Clarus Corporation
                          Notes to Financial Statements
                           December 31, 2001 and 2000

4. Administrative Expenses of the Global Plan

All administrative expenses of the Global Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of the Global Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.

5. Federal Income Tax

The Global Plan is not intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. The Global Plan is principally designed to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Company's common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant's right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clarus Corporation Employee Stock Purchase Plan
Global Employee Stock Purchase Plan of Clarus Corporation

By:

/s/ Stephen P. Jeffery     Chief Executive Officer
----------------------
Stephen P. Jeffery

/s/ James J. McDevitt      Chief Financial Officer
---------------------
James J. McDevitt

Dated: March 27, 2002

                                  EXHIBIT INDEX

Exhibit
Number
------

23.1     Consent of KPMG LLP - Clarus Corporation Employee Stock Purchase Plan
23.2 Consent of KPMG LLP - Global Employee Stock Purchase Plan of Clarus Corporation